Exhibit 99.2

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-

LOOKING STATEMENTS

This offering memorandum contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this offering memorandum.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in this offering memorandum and the documents incorporated by reference herein, including, without limitation, in conjunction with the forward-looking statements included in this offering memorandum and the documents incorporated by reference herein and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this offering memorandum, including the documents incorporated by reference herein, and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results or your investment in the Notes include:

•	our ability to compete successfully in the highly competitive markets in which we operate, and the emergence of new competitors;

•	the competitiveness of aluminum against alternative materials and its effect on our sales volumes or our selling prices;

•	certain risks inherent in doing business globally, given a significant portion of our revenue is derived from international operations;

•	the price volatility of energy costs;

•	our ability to substantially pass through to our customers the cost of price increases of our raw materials, which may be subject to volatility;

•	widespread public health pandemics, such as COVID-19, or any major disruption, including those resulting from geopolitical and weather-related catastrophic events;

•	the cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries;

•	our ability to execute and timely complete our expected capital investments, or ability to achieve the anticipated benefits of such investments;

•

global climate change or legal, regulatory, or market responses to such change, and the sufficiency of our efforts to meet ESG targets or standards or to enhance the sustainability of our businesses to meet the expectations of our stakeholders or regulators;

•	disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches;

•	our ability to meet customer manufacturing and quality requirements, standards and demand, or changing market conditions;

•	our dependence on a limited number of customers for a substantial portion of our sales and ability to successfully renew or renegotiate our agreements with such customers;

•

our dependence on a limited number of suppliers for a substantial portion of our aluminium supply and ability to successfully renew or renegotiate our agreements with our suppliers, or supply interruptions;

•	the loss of certain members of our senior management team or other key employees;

•

our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing, and our business relationships;

•

our status as a foreign private issuer under the U.S. securities laws and within the meaning of the New York Stock Exchange rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future;

•	that, despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt;

•	our ability to generate cash to service our indebtedness;

•	our corporate structure;

•

that your right to receive payments on the Notes will be effectively subordinated to the rights of our existing and future secured creditors and the guarantees will be effectively subordinated to all of the Guarantors’ existing and future secured indebtedness;

•	that the Notes will be structurally subordinated to all obligations of our existing and future Subsidiaries that are not required to be and do not become Guarantors;

•

that each Guarantor’s liability under its guarantee of the Notes is subject to applicable law, and may following the issuance of the Notes, be reduced to an amount substantially less than the face amount of the Notes and may be or become zero or be avoided or released under certain circumstances;

•

that fraudulent transfer laws, and similar laws in applicable non-U.S. jurisdictions, may permit a court (upon request of a creditor or bankruptcy official or otherwise) to void the Notes, or the related guarantees and, if that occurs, you may not receive any payments on the Notes;

•	that the laws of jurisdictions outside the United States may not be as favorable to you as the laws of the United States, and it is not possible to predict with certainty which laws will apply;

•	that enforcing your rights as a holder of the Notes or under the guarantees across multiple jurisdictions may be difficult;

•	that you may be unable to enforce judgments obtained in the United States and non-U.S. courts against us, certain of the Guarantors or our or their respective directors and executive officers;

•	that investors may not be able to recover in civil proceedings for U.S. securities law violations;

•	that there are no prior markets for the Notes and, if markets develop, they may not be liquid;

•

that if a market for the Notes exists or were to develop, the market price for the Notes may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;

•	that the Notes may trade at a discount to their principal amount;

•	that the ratings of the Notes may change after the issuance of the Notes and those changes may have an adverse effect on the market prices and liquidity of the Notes;

•

that certain restrictive covenants in the Indentures (as defined herein), and the requirement to make an offer to repurchase the Notes upon certain changes of control, will be suspended if the Notes achieve investment grade ratings;

•	that we may not have sufficient funds to repurchase the Notes upon a Change of Control and certain strategic transactions may not constitute a Change of Control;

•

that holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of “substantially all” of our assets;

•	that transactions in the Notes could be subject to the European financial transaction tax, if adopted;

•	risks related to taxation and changes to applicable tax regimes;

•

that French tax legislation may restrict the deductibility, for French tax purposes, of all or a portion of the interest on our indebtedness incurred in France, thus reducing the cash flow available to service our indebtedness;

•	the adoption by the Council of the European Union of an EU list of non-cooperative jurisdiction for tax purposes and the use of this list in the jurisdictions where we operate;

•	risks related to our business; and

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this offering memorandum and the documents incorporated by reference herein may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace, automotive as well as defense and other transportation and industry end-markets. Our business model is to add value by converting aluminium into semi-fabricated and in some instances fabricated products. We supply numerous blue-chip customers with value-added products for performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized semi-fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloy extrusions for construction and distribution.

As of June 30, 2024, we operated 25 manufacturing facilities, three research and development (“R&D”) centers and three administrative centers in Baltimore, Maryland, Paris, France and Zürich, Switzerland. We believe our portfolio of flexible, integrated and strategically located facilities is among the most technologically advanced in the industry and that the significant growth investments we have made position us well to capture expected demand growth in each of our end-markets. It is our view that our established presence in Europe, North America and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base. The Company had approximately 12,000 employees as of June 30, 2024.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in our global aerospace and automotive businesses, and (iii) favorable growth fundamentals as seen in the packaging, automotive, and transportation markets generally.

We have invested capital not only to maintain the condition of our assets, but also to take advantage of a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, in Bowling Green, Kentucky, in Neuf-Brisach, France, and in Singen, Germany, (ii) Automotive Structures operations in Europe, North America and China, (iii) additional extrusion capability in Děčín, Czech Republic and in Singen, Germany, (iv) a new casthouse in Děčín, Czech Republic, (v) a new recycling and casting center in Neuf-Brisach, France, that is currently under construction, and (vi) a number of other incremental growth initiatives across our operations. We have an estimated asset replacement value of approximately €12 billion.

Our unique platform has enabled us to develop a diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and many premium automotive OEMs, including BMW AG, Mercedes-Benz Group AG, Ford Motor Company, Toyota Motor Corporation, Stellantis and Volkswagen Group. We believe that we are a critical supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and is difficult to replicate.

For the years ended December 31, 2023, 2022 and 2021 and for the six months ended June 30, 2024 and 2023, the Company’s main key figures were as follows:

	For the years ended December 31,			For the six months ended June 30,
	2023	2022	2021	2024	2023
Shipments (kT)	1,492	1,580	1,571	758	787
Revenue (in € millions)	7,239	8,120	6,152	3,526	3,906
Income from Operations	337	334	484	185	141
Net income (in € millions)	129	308	262	88	54
Adjusted EBITDA (in € millions)	627	644	768	351	329

Adjusted EBITDA is not a measure defined under IFRS. On February 21, 2024, the Company announced that, based on discussions with the SEC, it decided to revise its definition of Adjusted EBITDA, a non-GAAP financial measure, to no longer exclude the non-cash impact of metal price lag from its Adjusted EBITDA. Constellium will continue to exclude the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments. Accordingly, consolidated Adjusted EBITDA following the revision of its definition, less the non-cash impact of metal price lag, is equal to consolidated Adjusted EBITDA prior to the revision of its definition. Constellium will continue to provide its investors with the necessary information to explain the non-cash impact of metal price lag on its reported results. In addition, it will continue to provide Adjusted EBITDA guidance excluding the non-cash impact of metal price lag, and leverage will continue to be calculated as Secured Debt, Net Debt or Gross Debt, as applicable, divided by Adjusted EBITDA, excluding metal price lag.

Recent Developments

Redemption of the 2026 Notes

Substantially concurrently with the launch of this offering of the Notes, we intend to issue a notice of redemption for all of our outstanding (i) 5.875% Senior Notes due 2026 (the “U.S. 2026 Notes”) and (ii) 4.250% Senior Notes due 2026 (the “Euro 2026 Notes” and together with the U.S. 2026 Notes, the “2026 Notes”) (the “Redemption”), in each case, with an expected redemption date of     , 2024 (the “Redemption Date”), at a redemption price equal to 100.000% of the principal amount of the 2026 Notes redeemed plus accrued and unpaid interest, if any, to the Redemption Date (the “Redemption Price”). This offering memorandum is not an offer to purchase or a solicitation of an offer to sell the 2026 Notes. The Redemption is conditioned on the issuance of the Notes offered hereby.

Substantially concurrently with the issuance of the Notes, we intend to satisfy and discharge (the “Satisfaction and Discharge,” and, together with the Redemption and the issuance of the Notes and the use of proceeds therefrom, the “Transactions”) each of the indenture governing the 2026 Notes by, pursuant to the terms of such indentures, depositing with the trustee for the 2026 Notes an amount in cash sufficient to pay the Redemption Price on the Redemption Date.

We intend to use the net proceeds from this offering, together with cash on hand, to fund the Redemption and to pay related fees and expenses. See “Use of Proceeds.”

Constellium Facilities Impacted by Severe Flooding in Chippis and Sierre

At the end of the second quarter, our facilities in Sierre and Chippis in Switzerland experienced severe flooding from the Rhône River. All operations at the Sierre and Chippis sites are currently suspended. Approximately 700 of 12,000 of Constellium’s employees work in the Valais region of Switzerland, where these facilities are located, and, as of December 31, 2023, the annual production capacity at our Sierre facility was 70-75kt, or less than 5% of our shipments (and an even lower percentage of our total manufacturing capacity). We have assessed the impact of the flooding on the carrying value of our assets and recognized an impairment charge of €5 million in the quarter ended June 30, 2024. As of the date of this report, cleaning operations are ongoing and we cannot assess the full extent of the damage and financial impact and determine when production will restart. We are working closely with our insurance company and the latest insurance estimates have a gross damage assessment of approximately €135 million. This figure includes estimated damages, cleaning costs, and business interruption expenses. This gross damage assessment is before consideration of our insurance claim of up to €50 million, the impact of mitigation plans which are currently underway, and potential government assistance, of which certain benefits have already been approved. Given the uncertainty around the impact from the severe flooding, including the extent of the damage and the timing to restart production, this natural disaster will have some impact on our results in the near-term, but with mitigation plans which are underway, are not expected to affect the long-term prospects of the business. We expect to generate free cash flow in excess of €100 million in 2024 excluding the impact of the flood. We continue to remain confident in our end-market positioning and prospects for 2025 and beyond.

Changes to the Presentation of Certain Non-GAAP Financial Measures

As previously announced by Constellium on February 21, 2024 and following discussions with the SEC, Constellium will no longer report Value-Added Revenue (VAR), a non-GAAP financial measure. In addition, the Company has revised its definition of consolidated Adjusted EBITDA, a non-GAAP financial measure, to no longer exclude the non-cash impact of metal price lag from its consolidated Adjusted EBITDA. Constellium will continue to exclude the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments. Accordingly, consolidated Adjusted EBITDA, less the non-cash impact of metal price lag, is equal to consolidated Adjusted EBITDA prior to the revision of its definition. Constellium will continue to provide its investors with the necessary information to explain the non-cash impact of metal price lag on its reported results. In addition, it will continue to provide Adjusted EBITDA guidance excluding the non-cash impact of metal price lag, and leverage will continue to be calculated as Secured Debt, Net Debt or Gross Debt, as applicable, divided by Adjusted EBITDA, excluding metal price lag.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth the summary historical consolidated financial data for Constellium for the periods and as of the dates indicated.

The summary historical financial information presented as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023, 2022 and 2021 has been derived from Constellium’s audited consolidated financial statements, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as endorsed by the EU, incorporated by reference in this offering memorandum. The summary historical financial information presented as of December 31, 2021 has been derived from our audited financial statements not included or incorporated by reference in this offering memorandum.

The summary historical financial information presented as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 has been derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this offering memorandum. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

This information is only a summary and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed interim consolidated financial statements of Constellium and notes thereto included elsewhere in this offering memorandum and the audited financial statements of Constellium and notes thereto in our Annual Report on Form 20-F incorporated by reference in this offering memorandum.

	As of and for the year ended December 31,			As of and for the six months ended June 30,
(in € millions other than per ton data)	2023	2022	2021	2024	2023
Statement of income data
Revenue	7,239	8,120	6,152	3,526	3,906
Gross Profit	710	672	664	351	374
Income from operations	337	334	484	185	141
Finance costs - net	(141)	(131)	(167)	(65)	(70)
Net income	129	308	262	88	54
Statement of financial position data
Cash and cash equivalents	202	166	147	213	178
Borrowings(1)	1,868	2,056	2,129	1,895	2,028
Total liabilities	3,797	4,189	4,333	3,966	4,143
Total assets	4,661	4,941	4,624	4,939	4,949
Share capital	3	3	3	3	3
Other operational and financial data (unaudited):
Net cash flows from operating activities	506	451	357	206	167
Capital expenditure(2)	(337)	(273)	(232)	(146)	(134)
Free Cash Flow(3)	170	182	135	67	34
Shipment volumes (in kt)	1,492	1,580	1,571	758	787
Net Debt(4)	1,664	1,891	1,981	1,682	1,850
Adjusted EBITDA (new definition)(5)	627	644	768	351	329
Metal price lag	86	29	(187)	—	—
Adjusted EBITDA (prior definition)(6)	713	673	581	—	—
Packaging & Automotive Rolled Products (P&ARP) Segment Adjusted EBITDA per ton (€ per ton)	274	299	312	203	253

	As of and for the year ended December 31,			As of and for the six months ended June 30,
(in € millions other than per ton data)	2023	2022	2021	2024	2023
Aerospace & Transportation (A&T) Segment Adjusted EBITDA per ton (€ per ton)	1,475	976	539	1,397	1,418
Automotive Structures & Industry (AS&I) Segment Adjusted EBITDA per ton (€ per ton)	545	557	545	563	598

	As of and for the year ended December 31,			As of and for the twelve months ended June 30,(8)
	2023	2022	2021	2024
Secured Debt leverage ratio(7)	0.3	0.4	0.7	0.3
Net Debt leverage ratio	2.3	2.8	3.4	2.5
Gross Debt leverage ratio	2.6	3.1	3.7	2.9

As of and for the twelve months ended June 30, 2024
As adjusted after giving effect to the Transactions(9):
As adjusted Secured Debt leverage ratio	0.3
As adjusted Net Debt leverage ratio	2.5
As adjusted Gross Debt leverage ratio	2.8

(1)	Gross Debt is defined as the sum of current and non-current borrowings.

(2)	Represents purchases of property, plant, and equipment.

(3)

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or lease obligations. Free Cash Flow is calculated as follows:

	For the year ended December 31,			For the six months ended June 30,
(in € millions)	2023	2022	2021	2024	2023
Net cash flows from operating activities	506	451	357	206	167
Purchases of property, plant and equipment	(337)	(273)	(232)	(146)	(134)
Property, plant and equipment grants received	1	4	10	7	1

Free Cash Flow	170	182	135	67	34

(4)

Net Debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net Debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net Debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS. Net Debt is calculated as follows:

	As of December 31,			As of June 30,
(in € millions)	2023	2022	2021	2024	2023
Borrowings	1,868	2,056	2,129	1,895	2,028
Fair value of Net Debt derivatives, net of margin calls(a)	(2)	1	(1)	—	—
Cash and cash equivalents	(202)	(166)	(147)	(213)	(178)
Cash pledged for issuance of guarantees	—	—	—	—	—

Net Debt	1,664	1,891	1,981	1,682	1,850

(a)

Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium SE U.S. Dollar senior notes, net of related margin calls.

(5)

In the first quarter of 2024, following discussions with the Staff of the Securities and Exchange Commission, Constellium revised its definition of Adjusted EBITDA to no longer exclude the non-cash impact of metal price lag from its consolidated Adjusted EBITDA. Under this new definition, Adjusted EBITDA, a measurement not defined by IFRS, is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items.

The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the three years ended December 31, 2023, 2022 and 2021 and for the three months ended June 30, 2024 and 2023:

	For the year ended December 31,			For the six months ended June 30,
(in € millions)	2023	2022	2021	2024	2023
Net income	129	308	262	88	54
Income tax expense / (benefit)	67	(105)	55	32	17
Finance costs, net	141	131	167	65	70
Share of (income) / loss of joint ventures	—	—	—	—	—
Depreciation and amortization	294	287	267	145	144
Impairment of assets	—	—	—	—	—
Restructuring costs	—	1	3	3	—
Unrealized losses / (gains) on derivatives	3	46	(35)	—	28
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	2	1	(1)	(2)	—
(Gains) / losses on pension plan amendments(a)	—	(47)	32	—	—
Share based compensation	20	18	15	12	10
Start-up and development costs	—	—	—	—	—
Bowling Green one-time costs related to the acquisition	—	—	—	—	—
(Gains) / losses on disposals(b)	(29)	4	3	1	6
Other	—	—	—	7	—

Adjusted EBITDA (new definition)(5)	627	644	768	351	329

Metal price lag(6)	86	29	(187)	(29)	45

Adjusted EBITDA (prior definition)(6)	713	673	581	—	—

(a)

In the year ended December 31, 2022 the Group recognized a net gain of €47 million from past service cost as a result of a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in Other Post-Employment Benefits (“OPEB”) and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022.

In the year ended December 31, 2021, the Group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.

(b)

In the year ended December 31, 2023, gains and losses on disposals net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023 and a €36 million gain related to the sale of Constellium Extrusions Deutschland GmbH completed on September 29, 2023

(6)	The prior definition of Adjusted EBITDA excludes the non-cash impact of metal lag. Constellium ceased to use this definition in the first quarter of 2024.

(7)	Total Secured Debt is mainly comprised of outstanding borrowings under our Pan-U.S. ABL facility and lease liabilities.

(8)

Leverage ratios are defined as Secured Debt, Net Debt or Gross Debt, respectively, divided by the last twelve months of Adjusted EBITDA excluding the non cash impact of metal price lag. Segment Adjusted EBITDA, which is used to calculate the ratios presented in this column, has been derived by adding (i) the Segment Adjusted EBITDA for the year ended December 31, 2023 and (ii) the Segment Adjusted EBITDA for the six months ended June 30, 2024, and then subtracting the Segment Adjusted EBITDA for the six months ended June 30, 2023.

(9)	Ratios are calculated on an as adjusted basis giving effect to the Transactions as though they had occurred on June 30, 2024.

RISK FACTORS

For risks related to our business and operations, see the information filed under the headings “Business and Operational Risks,” “Financial Risks” and “Legal, Governance and Compliance Risks” in Item 3.D (Key Information—Risk Factors) of our Annual Report on Form 20-F, which content is incorporated in this offering memorandum by reference, as well as other information included or incorporated by reference in this offering memorandum, including the information contained in our Annual Report on Form 20-F, as updated by our subsequent filings with the SEC that are incorporated herein. In addition, please see the information regarding severe flooding at our facilities in Sierre and Chippis in Switzerland under the heading “Summary—Recent Developments—Constellium Facilities Impacted by Severe Flooding in Chippis and Sierre” in this offering memorandum. There can be no assurance that the impacts from the flooding on our business will not have a greater impact than we currently estimate, or that actual damages, costs and expenses will not exceed our current assessment.